FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of December, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NOT FOR DISTRIBUTION IN JAPAN, CANADA, AUSTRALIA, ITALY OR GERMANY
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
Paris, December 14, 2005
CGG announces completion of its EUR 209 055 528 capital increase with preferential subscription rights which has been highly successful
     The capital increase with preferential subscription rights launched by CGG on November 16, 2005 to refinance a portion of the bridge credit facility used to finance the acquisition of Exploration Resources ASA was successfully completed. The gross proceeds amount to EUR 209,055,528 (including a share premium of EUR 200,857,272) and 4,099,128 new shares deemed existing from January 1st 2005, will be issued.
     4,027,320 new shares were subscribed through rights on an irreductible basis, i.e. 98,2 % of total new shares. Orders for 2,785,270 new shares subscribed on a reductible basis will only be satisfied in part, to create 71,808 new shares. Total orders amounted to nearly EUR 348 million, i.e. an oversubscription of 166%.
     Delivery of the new shares is expected to occur on December 16, 2005. New shares of EUR 2 nominal value will start trading on Eurolist by Euronext on December 16, 2005 on the same line of trading as the existing shares.
     Upon completion, the share capital of CGG will be comprised of 17,079,718 shares.
Disclaimer
     This press release does not constitute or form part of any offer, solicitation or invitation to purchase or subscribe for, any securities referred to in this press release, nor shall any part of it nor the fact of its distribution form part of or be relied on in connection with any contract or investment decision relating thereto.
     This press release is not for distribution, directly or indirectly, in or into Japan, Canada, Australia, Italy, Germany or any other jurisdiction outside of France.
     This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
     This press release is only being distributed to and is only directed at (a) persons who are outside the United Kingdom or (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (c) persons who are high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (together “relevant persons”). This document and its content are only dedicated to relevant persons. Any person who is not a relevant person should not rely on this document or any of its contents. Persons distributing this document must satisfy themselves that it is lawful to do so.
Contact :
Christophe BARNINI                    (33) 1 64 47 38 10 / (33) 1 64 47 38 11
     Email : invrel@cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : December 14, 2005	By Senior Executive Vice President Technology , Control, corporate planning & Communication /Gerard CHAMBOVET/